

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2020

William Harvey
Chief Financial Officer
Kirby Corporation
55 Waugh Drive, Suite 1000
Houston, TX 77007

      Re: Kirby Corporation
          Form 10-K for the Year Ended December 31, 2019
          Filed February 24, 2020
          File No. 001-07615

Dear Mr. Harvey:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                      Sincerely,

                                      Division of Corporation Finance
                                      Office of Energy & Transportation